UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AmCOMP Incorporated
___________________________________________
(Name of Issuer)

Common Stock, par value $0.01 per share
___________________________________________
(Title of Class and Securities)

02342J101
___________________________________________
(CUSIP Number of Class of Securities)

Lenard T. Ormsby
Employers Holdings, Inc.
10375 Professional Circle
Reno, NV 89521-5906
(775) 327-2754

Copies to:

Robert J. Sullivan
David C. Ingles
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522
(212) 735-3000
___________________________________________________________
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 29, 2008
_________________________________________
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 292218104	13D
(1) NAMES OF REPORTING PERSONS: Employers Holdings, Inc.	I.R.S. IDENTIFICATION NOS.: 04-3850065
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
(3) SEC USE ONLY:
(4) SOURCE OF FUNDS (SEE INSTRUCTIONS): Not applicable
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION: Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
2,627,094 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,627,094 shares
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 17.2%
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

Note: All shares identified above are shares of the Issuer's common shares, and the percentage in Row 13 above relates to such common shares.

This Amendment No. 1 to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission on January 17, 2008 (the "Schedule 13D").  This Amendment No. 1 relates to the common stock, par value $0.01 per share (the "Common Shares"), of AmCOMP Incorporated (the "Issuer").  Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 13D.

Item 4.   Purpose of Transaction

Item 4 is amended by the addition of the following:

On August 29, 2008, the Reporting Person, Merger Sub and the Issuer entered into Amendment No. 2 to the Merger Agreement ("Amendment No. 2").  Among other things, Amendment No. 2 provided for a reduction in the cash price per Common Share to be paid by the Reporting Person in the Merger from $12.50 to $12.15.

On August 29, 2008, the Reporting Person and each of the Securityholders entered into separate letter agreements (the "Letter Agreements") relating to the Voting Agreements.  The Letter Agreements provide that, notwithstanding Amendment No. 2 and the reduction in the price per Common Share to be paid by the Reporting Person in the Merger contained therein, the Voting Agreements remain in full force and effect in accordance with the terms and conditions thereof.

The description of Amendment No. 2 included in this Item 4 is qualified in its entirety by reference to the full text of Amendment No. 2, a copy of which is attached as Exhibit 2.1 to the Reporting Person's Current Report on Form 8-K filed August 29, 2008 and incorporated herein by reference.

The description of the Letter Agreements included in this Item 4 is qualified in its entirety by reference to the full text of the Letter Agreements, copies of which are attached as Exhibits 7, 8, 9 and 10 hereto and incorporated herein by reference.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended by the addition of the following:

Exhibits 6, 7, 8, 9 and 10 are incorporated herein by reference.

Item 7.   Material to be Filed as an Exhibit

Item 7 is amended by the addition of the following:

Exhibit Number	Description
6
Amendment No. 2 to the Agreement and Plan of Merger, dated August 29, 2008, by and among AmCOMP Incorporated, Employers Holdings, Inc. and Sapphire Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Reporting Person's Current Report on Form 8-K filed on August 29, 2008).

7	Letter Agreement, dated August 29, 2008, by and between Employers Holdings, Inc. and Fred R. Lowe.
8	Letter Agreement, dated August 29, 2008, by and between Employers Holdings, Inc. and Sam A. Stephens.
9	Letter Agreement, dated August 29, 2008, by and between Employers Holdings, Inc. and Welsh, Carson, Anderson & Stowe VII, L.P.
10	Letter Agreement, dated August 29, 2008, by and between Employers Holdings, Inc. and WCAS Healthcare Partners, L.P.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 2, 2008

EMPLOYERS HOLDINGS, INC.

By:	/s/ Lenard T. Ormsby
Name: Lenard T. Ormsby
Title: Executive Vice President, Chief
Legal Officer and General Counsel